

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Direct Dial + (212) 819-2583 Direct Facsimile + (212) 354-8113 jmolland@whitecase.com


SEC Mail
Received
Processing
MAY 2 9 2007
Wash. DC
161
Section

May 28, 2007

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission

SUPPL

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated May 23, 2007, regarding changes in management and board composition, which was submitted to The Hong Kong Stock Exchange Limited on May 23, 2007.

2. The Company's announcement, dated May 25, 2007, regarding the appointment of its chief financial officer and senior vice president, which was submitted to The Hong Kong Stock Exchange Limited on May 28, 2007.

3. The Company's announcement, dated May 23, 2007, regarding the Company's financial results for the year ended March 31, 2007, which was submitted to The Hong Kong Stock Exchange Limited on May 23, 2007.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger. Thank you for your attention to this matter.

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Very truly yours,

Jake Molland

JM:mmm

Enclosures

cc: Lenovo Group Limited



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)


SEC MAIL PROCESSING
RECEIVED
MAY 2 9 2007
WASH, D.C.
185
SECTION

ANNOUNCEMENT

Changes in Management and Board Composition

The Company would like to announce the following changes in management and Board composition of the Company:

(1) Ms. Ma Xuezheng has retired as the Chief Financial Officer of the Company and has been re-designated as a Non-executive Vice Chairman of the Company with effect from May 23, 2007;

(2) Mr. Wong Wai Ming has resigned as an Independent Non-executive Director of the Company with effect from May 23, 2007 and has accepted the appointment as the Chief Financial Officer and Senior Vice President of the Company with effect from July 15, 2007; and

(3) Mr. John W. Barter III has been appointed as the Chairman of the Audit Committee of the Company with effect from May 23, 2007.

The board of directors (the "Board") of Lenovo Group Limited (the "Company") would like to announce the following changes in management and Board composition:

(1) Ma Xuezheng

Ms. Ma Xuezheng has retired as the Chief Financial Officer of the Company and has been re-designated as a Non-executive Vice Chairman of the Company with effect from May 23, 2007.

Having spent 17 years with the Company, Ms. Ma Xuezheng has retired as the Chief Financial Officer and Senior Vice President of the Company and has been re-designated as a Non-executive Vice Chairman of the Company with effect from May 23, 2007. Ms. Ma will be acting Chief Financial Officer of the Company until Mr. Wong Wai Ming assuming duty as the new Chief Financial Officer on July 15, 2007.

By serving as a Non-executive Vice Chairman of the Company, Ms. Ma would continue to contribute her expertise to the Company on the Board level. She has been appointed member of the Audit Committee, which appointment will be effective upon the assumption of duty of Mr. Wong. She has also been appointed as an observer to both Compensation Committee and Strategy Committee both effective from May 23, 2007.

Ms. Ma joined the Company in 1990. During the years, she has made tremendous contribution to the Company; in particular, she was instrumental in the acquisition of the IBM Personal Computer Division in 2004 and the subsequent integration and has also earned herself a prominent position in the capital market. The Board would like to take this opportunity to thank Ms. Ma for the invaluable contributions she made to the Company.

Biography of Ms. Ma Xuezheng

Ms. Ma, aged 54, had been an Executive Director and the Chief Financial Officer of the Company since 1997 and 2000 respectively and held directorship in various subsidiaries of the Company. Ms. Ma is also an independent non-executive director of Standard Chartered Bank (Hong Kong) Limited and was an independent non-executive director of Sohu.com Inc. (NASDAQ listed) from September 2003 to March 2007. Ms. Ma does not have any family relationships with any other Directors and senior management of the Company. As at the date of this announcement, no service contract for being a Non-executive Vice Chairman has been entered into by her with the Company. Ms. Ma is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association. Ms. Ma will be entitled to receive such director's fee and other remuneration same as other non-executive directors of the Company as the Board may determine from time to time pursuant to the power given to it under the Articles of Association or otherwise granted to the Board by the shareholders of the Company. In determining the director's fee and remuneration for Ms. Ma, the Board will take into account the level of remuneration paid to a non-executive director of comparable companies, time and responsibilities committed by Ms. Ma in attending to the affairs of the Company. According to the register maintained by the Company pursuant to section 352 of the Securities and Futures Ordinance as of March 31, 2007, Ms. Ma was interested in 23,149,975 ordinary voting shares, 6,120,000 share options granted under the share option scheme and 8,397,085 share awards granted under the long term incentive program of the Company.

(2) Wong Wai Ming

Mr. Wong Wai Ming has resigned as an Independent Non-executive Director of the Company with effect from May 23, 2007 because of joining management of the Company. Mr. Wong confirmed that he has no disagreement with the Board and there are no matters in respect of his resignation that need to be brought to the attention of shareholders of the Company.

Mr. Wong has accepted the appointment as the Chief Financial Officer and Senior Vice President of the Company with effect from July 15, 2007. Mr. Wong was previously an investment banker and has more than 15 years of experience in investment banking business and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Currently he is Chief Executive Officer of a Hong Kong based private trading group. Mr. Wong is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and holds a Bachelor of Science degree in Management Sciences from the Victoria University of Manchester in the United Kingdom.

The entering into of an employment agreement between the Company and Mr. Wong constitutes a connected transaction of the Company. A separate announcement will be issued by the Company pursuant to Chapter 14A of the Listing Rules.

On the day of this announcement, the Company has also published the annual results of the Group for the year ended March 31, 2007, which annual results have been reviewed by the Audit Committee of the Company at a meeting held on May 22, 2007. For corporate governance reason, Mr. Wong, being Chairman of the Company's Audit Committee, has at the commencement of the meeting declared his interest as being a potential Chief Financial Officer of the Company and abstained from voting on any resolution of the Audit Committee in approving the annual results. His attendance was not counted in the quorum of the meeting in accordance with the Articles of Association of the Company. The Audit Committee meeting of May 22, 2007 was then attended by the remaining independent non-executive directors of the Audit Committee comprising Mr. John W. Barter III, Professor Woo Chia-Wei and Mr. Ting Lee Sen.

(3) John W. Barter III

Mr. John W. Barter III, an existing Independent Non-executive Director of the Company, has been appointed as the Chairman of the Audit Committee of the Company with effect from May 23, 2007. Mr. Barter holds a Bachelor of Science degree in Physics from Spring Hill College and a MBA in Finance from Tulane University. He has acquired extensive knowledge and experience in finance and accounting from senior management positions held in both the industrial and technology sectors. Between 1977 and 1997 he held a number of senior management positions with AlliedSignal, Inc. a then NYSE listed company engaged in the development, and manufacturing of aerospace, automotive and advanced materials products and was the chief financial officer of this company from 1988 to 1994. Between 1998 and 2001 he was a director and from 2000 to 2001, the chief financial officer of Kestrel Solutions, Inc. a US company engaged in the development of communications equipment. Mr. Barter is currently also a non-executive director of BMC Software, Inc. (NYSE listed) and SRA International, Inc. (NYSE listed).

Save as disclosed above, there are no other matters concerning the above that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would also like to express its warm welcome to Mr. Wong Wai Ming for joining the management of the Company and Mr. Barter for taking up the office of chairman of the Audit Committee.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, May 23, 2007

As at the time of publication of this announcement, the Executive Directors are Mr. Yang Yuanqing and Mr. William J. Amelio; the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Ms. Ma Xuezheng, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

APPOINTMENT OF CHIEF FINANCIAL OFFICER AND SENIOR VICE PRESIDENT CONTINUING CONNECTED TRANSACTION

The Company announces that it has appointed Mr. Wong Wai Ming to be its chief financial officer and senior vice president with effect from July 15, 2007.

As Mr. Wong was an independent non-executive director of the Company, Mr. Wong is a connected person of the Company under Rule 14A.11(2) of the Listing Rules. The entering into of the service agreement constitutes a continuing connected transaction of the Company. The appointment is subject to the reporting and announcement requirements and is exempted from independent shareholders' approval requirement under the Listing Rules as each of the appropriate percentage ratios defined under the Listing Rules is less than 2.5%.

Appointment of Mr. Wong Wai Ming as Chief Financial Officer and Senior Vice President

The board of directors (the "**Board**") of Lenovo Group Limited (the "**Company**", together with its subsidiaries, the "**Group**") refers to the Company's announcement of May 23, 2007 regarding changes in management and board composition (the "**Announcement**") and announces that the Company has appointed Mr. Wong Wai Ming ("**Mr. Wong**") to be its chief financial officer and senior vice president with effect from July 15, 2007.

Mr. Wong has entered into a service agreement with the Company on May 23, 2007 for an initial term of 3 years (subject to early termination by notice by the Company or Mr. Wong). Pursuant to the service agreement, Mr. Wong will receive (i) an annual basic salary of Hong Kong dollar ("**HK$**") 3,350,000; (ii) an annual target performance bonus of HK$3,685,000 and (iii) an annual target equity grant with a current value of United States dollar ("**US$**") 800,000 (equivalent to approximately HK$6,240,000) under the Company's long-term incentive program. The target performance bonus and the target equity grant are only payable if the performance targets for the relevant financial year have been met. Mr. Wong is also entitled to an annual housing allowance of HK$1,500,000 and other benefits (such as paid vacation) that the Company makes available to its senior executives. In addition, Mr. Wong is entitled to a sign-on equity grant with a value of US$400,000 (equivalent to approximately HK$3,120,000), which will be vested on the third anniversary of Mr. Wong's employment. Pursuant to the service agreement, the total annual compensation of Mr. Wong shall not exceed HK$40,000,000.

Upon termination of the employment for any reason, Mr. Wong will be entitled to the basic salary earned and any benefits accrued. If the employment is terminated by the Company without cause or by Mr. Wong for good reason or if the employment is not renewed after the expiry of the term without cause, Mr. Wong will also receive severance payment as provided to senior executives under the Company's severance plan. Notwithstanding the foregoing, if the employment is terminated by the Company without cause or by Mr. Wong for good reason within two years of the employment, Mr. Wong shall be eligible

for the greater of the severance as provided to senior executives under the Company's severance plan as then in effect or a lump sum payment equal to twelve (12) months of the basic salary plus annual cash bonus (at the target amount) for the year of such termination.

The remuneration package is determined by the Board with reference to the current remuneration packages of the other senior executives of the Company. The directors of the Company (including the independent non-executive directors) are of the view that, having considered Mr. Wong's experience and qualifications, the terms of Mr. Wong's appointment are fair and reasonable, on normal commercial terms and are in the best interest of the Company and its shareholders as a whole.

Listing Rules implication

As Mr. Wong was an independent non-executive director of the Company, Mr. Wong is a connected person of the Company under Rule 14A.11(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The entering into of the service agreement constitutes a continuing connected transaction of the Company. The appointment is subject to the reporting and announcement requirements and is exempted from independent shareholders' approval requirement under the Listing Rules as each of the appropriate percentage ratios defined under the Listing Rules is less than 2.5%.

Biographical details of Mr. Wong

As disclosed in the Announcement, Mr. Wong resigned as an independent non-executive director of the Company with effect from May 23, 2007.

Mr. Wong was previously an investment banker and has more than 15 years of experience in investment banking business and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Currently he is the chief executive officer of a Hong Kong based private trading group. Mr. Wong is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and holds a Bachelor of Science degree in Management Sciences from the Victoria University of Manchester in the United Kingdom.

Information on the Group

The principal activities of the Group are the sales and manufacture of personal computers and related information-technology products, mobile devices, and the provision of advanced information services in the People's Republic of China, the Americas, Europe, Middle East, Africa and Asia Pacific.

By order of the Board
Yang Yuanqing
Chairman

London, May 25, 2007

As of the date of this announcement, the executive directors are Mr. Yang Yuanqing and Mr. William J. Amelio; the non-executive directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Ms. Ma Xuezheng, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate director to Mr. James G. Coulter), Mr. Vince Feng (alternate director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate director to Mr. Shan Weijian); and the independent non-executive directors are Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"



Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

FY2006/07 ANNUAL RESULTS ANNOUNCEMENT

ANNUAL RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2007 together with comparative figures of last year, as follows:

CONSOLIDATED INCOME STATEMENT

	Note	2007 US$'000	2006 US$'000	2007 HK$'000 (note 1(a))
Sales	2	14,590,204	13,275,751	113,526,377
Cost of sales		(12,553,567)	(11,417,307)	(97,679,305)
Gross profit		2,036,637	1,858,444	15,847,072
Other income/(expense) - net	3	8,187	(7,739)	63,703
Selling and distribution expenses		(1,114,624)	(1,028,323)	(8,672,889)
Administrative expenses		(498,656)	(433,578)	(3,880,042)
Research and development expenses		(227,362)	(194,932)	(1,769,104)
Other operating income/(expense) - net		(9,518)	(82,171)	(74,060)
Operating profit		194,664	111,701	1,514,680
Finance income		26,329	24,229	204,866
Finance costs	4	(35,133)	(51,981)	(273,370)
Share of profits of jointly controlled entities		-	138	-
Share of profits of associated companies		1,869	464	14,543
Profit before taxation	5	187,729	84,551	1,460,719
Taxation	6	(26,591)	(56,881)	(206,905)
Profit for the year		161,138	27,670	1,253,814
Profit attributable to:				
Shareholders of the Company		161,138	22,210	1,253,814
Minority interests		-	5,460	-
		161,138	27,670	1,253,814
Dividends	7	59,331	59,198	461,655
Earnings per share				
- Basic	8(a)	US1.87 cents	US0.25 cent	HK14.55 cents
- Diluted	8(b)	US1.84 cents	US0.25 cent	HK14.32 cents

CONSOLIDATED BALANCE SHEET

	Note	2007 US$'000	2006 US$'000	2007 HK$'000 (note 1(a))
Non-current assets				
Property, plant and equipment		326,058	222,364	2,537,057
Prepaid lease payments		5,807	6,412	45,184
Construction-in-progress		20,438	27,965	159,028
Intangible assets		1,867,689	1,909,805	14,532,488
Investments in associated companies		3,908	9,060	30,408
Deferred tax assets		101,551	62,345	790,168
Available-for-sale financial assets		42,938	30,250	334,101
Other non-current assets		20,000	36,816	155,620
		2,388,389	2,305,017	18,584,054
Current assets				
Inventories		357,663	363,135	2,782,976
Trade receivables	11(a)	641,593	484,773	4,992,235
Notes receivable		190,857	92,522	1,485,058
Deposits, prepayments and other receivables		784,857	790,130	6,106,973
Tax recoverable		22,041	-	171,501
Cash and cash equivalents		1,063,716	1,004,981	8,276,774
		3,060,727	2,735,541	23,815,517
Total assets		5,449,116	5,040,558	42,399,571
Share capital	9	28,504	28,504	221,790
Reserves		1,105,028	1,015,399	8,598,223
Shareholders' funds		1,133,532	1,043,903	8,820,013
Minority interests		744	744	5,789
Total equity		1,134,276	1,044,647	8,825,802
Non-current liabilities	10	789,058	813,586	6,139,660
Current liabilities				
Trade payables	11(b)	1,977,206	1,683,171	15,384,640
Notes payable		49,154	49,433	382,467
Provisions, accruals and other payables	12	1,412,864	1,259,980	10,993,495
Tax payable		60,013	39,604	466,961
Short-term bank loans		18,028	128,358	140,275
Amounts payable for marketing rights		8,517	21,779	66,271
		3,525,782	3,182,325	27,434,109
Total liabilities		4,314,840	3,995,911	33,573,769
Total equity and liabilities		5,449,116	5,040,558	42,399,571
Net current liabilities		465,055	446,784	3,618,592
Total assets less current liabilities		1,923,334	1,858,233	14,965,462

CONSOLIDATED CASH FLOW STATEMENT

	2007	*2006*	*2007*
	US$'000	*US$'000*	*HK$'000*
			(note 1(a))
Cash flows from operating activities			
Net cash generated from operations	570,924	1,132,344	*4,442,359*
Finance income	26,329	24,229	*204,866*
Tax paid	(59,706)	(73,757)	*(464,572)*
Net cash generated from operating activities	537,547	1,082,816	*4,182,653*
Cash flows from investing activities			
Purchase of property, plant and equipment	(142,967)	(73,683)	*(1,112,426)*
Sale of property, plant and equipment	6,462	3,018	*50,280*
Payment for construction-in-progress	(39,601)	(25,840)	*(308,135)*
Payment for intangible assets	(60,533)	(22,717)	*(471,007)*
Net proceeds/(payment) from disposal of investments	9,814	(420)	*76,363*
Payment for acquisition of business	-	(651,612)	-
Capital contribution to an associated company	-	(1,479)	-
Settlement of loan from a jointly controlled entity	-	1,282	-
Payment for acquiring minority shareholder's interest in a subsidiary	-	(8,876)	-
Proceed from disposal of an associated company	-	10,248	-
Proceed from partial disposal of interest in an associated company	22,181	-	*172,590*
Net cash used in investing activities	(204,644)	(770,079)	*(1,592,335)*
Cash flows from financing activities			
(Decrease) / increase in bank borrowings	(120,000)	228,358	*(933,720)*
Issue of convertible preferred shares and warrants	-	350,000	-
Exercise of share options	9,865	34,837	*76,760*
Repurchase of shares	(10,445)	(153,299)	*(81,273)*
Contributions to employee share trusts	(84,892)	(51,043)	*(660,545)*
Dividends paid	(57,724)	(58,705)	*(449,150)*
Finance costs paid	(26,342)	(44,913)	*(204,967)*
Net cash (used in) / generated from financing activities	(289,538)	305,235	*(2,252,895)*
Increase in cash and cash equivalents	43,365	617,972	*337,423*
Effect of foreign exchange rate changes	15,370	(92)	*119,594*
Cash and cash equivalents at the beginning of the year	1,004,981	387,101	*7,819,757*
Cash and cash equivalents at the end of the year	1,063,716	1,004,981	*8,276,774*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Convertible rights in respect of convertible preferred shares and warrants	Surplus arising on consolidation	Exchange reserve	Investment revaluation reserve	Share redemption reserve	Employee share trusts	Share-based compensation reserve	Retained earnings/ (accumulated losses)	Minority interests	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At April 1, 2006	28,504	1,043,260	10,769	-	(3,313)	(3,579)	396	(51,043)	22,791	(3,882)	744	1,044,647
Fair value gain on available-for-sale financial assets	-	-	-	-	-	13,579	-	-	-	-	-	13,579
Exchange differences	-	-	-	-	(17,302)	-	-	-	-	-	-	(17,302)
Profit for the year	-	-	-	-	-	-	-	-	-	161,138	-	161,138
Vesting of shares under long-term incentive	-	-	-	-	-	-	-	8,634	(5,671)	-	-	2,963
Reserve realized on disposal of available-for-sale financial assets	-	-	-	-	-	236	-	-	-	-	-	236
Transfer of warrants from non-current liabilities at fair value	-	-	35,210	-	-	-	-	-	-	-	-	35,210
Exercise of share options	101	9,764	-	-	-	-	-	-	-	-	-	9,865
Share-based compensation	-	-	-	-	-	-	-	-	37,001	-	-	37,001
Repurchase of shares	(101)	(10,445)	-	-	-	-	101	-	-	-	-	(10,445)
Contributions to employee share trusts	-	-	-	-	-	-	-	(84,892)	-	-	-	(84,892)
Dividends paid	-	-	-	-	-	-	-	-	-	(57,724)	-	(57,724)
At March 31, 2007	28,504	1,042,579	45,979	-	(20,615)	10,236	497	(127,301)	54,121	99,532	744	1,134,276

	Share capital US$'000	Share premium US$'000	Convertible rights in respect of convertible preferred shares and warrants US$'000	Surplus arising on consolidation US$'000	Exchange reserve US$'000	Investment revaluation reserve US$'000	Share redemption reserve US$'000	Employee share trusts US$'000	Share-based compensation reserve US$'000	Retained Earnings/ (accumulated losses) US$'000	Minority interests US$'000	Total US$'000
At April 1, 2005	23,958	610,449	-	3,573	268	(453)	396	-	-	29,040	3,027	670,258
Adoption of HKFRS 3	-	-	-	(3,573)	-	-	-	-	-	3,573	-	-
As restated	23,958	610,449	-	-	268	(453)	396	-	-	32,613	3,027	670,258
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(3,099)	-	-	-	-	-	(3,099)
Exchange differences	-	-	-	-	(3,581)	-	-	-	-	-	75	(3,506)
Profit for the year	-	-	-	-	-	-	-	-	-	22,210	5,460	27,670
Acquisition of minority shareholder's interests	-	-	-	-	-	-	-	-	-	-	(7,793)	(7,793)
Disposal of subsidiary	-	-	-	-	-	-	-	-	-	-	(25)	(25)
Reserve realized on disposal of available-for-sale financial assets	-	-	-	-	-	(27)	-	-	-	-	-	(27)
Issue of ordinary shares	5,586	550,233	-	-	-	-	-	-	-	-	-	555,819
Issue of convertible preferred shares and warrants	-	-	10,769	-	-	-	-	-	-	-	-	10,769
Exercise of share options	357	34,480	-	-	-	-	-	-	-	-	-	34,837
Share-based compensation	-	-	-	-	-	-	-	-	22,791	-	-	22,791
Repurchase of shares	(1,397)	(151,902)	-	-	-	-	-	-	-	-	-	(153,299)
Contribution to employee share trusts	-	-	-	-	-	-	-	(51,043)	-	-	-	(51,043)
Dividends paid	-	-	-	-	-	-	-	-	-	(58,705)	-	(58,705)
At March 31, 2006	28,504	1,043,260	10,769	-	(3,313)	(3,579)	396	(51,043)	22,791	(3,882)	744	1,044,647

Notes:

1 **Basis of preparation**

The Board is responsible for the preparation of the Group's audited financial statements. These audited financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that financial assets and financial liabilities are stated at fair value.

(a) Change in presentation currency

Effective from April 1, 2006, the Group has changed its presentation currency for the preparation of its financial statements from Hong Kong dollars to United States dollars ("US dollars" or "US$"). The Board considers the change will result in a more appropriate presentation of the Group's transactions in the financial statements. The comparative figures in these audited financial statements are translated from Hong Kong dollars to US dollars using the rates that approximate the closing rates for balance sheet items and average rates for the year under review for income statement items.

The change in presentation currency has no significant impact on the financial position of the Group as at March 31, 2006 and 2007, or the results and cash flows of the Group for year ended March 31, 2006 and 2007.

For the convenience of the reader, the income statement, balance sheet and cash flow statement of the Group, presented in US dollars, have been translated into Hong Kong dollars. The convenience translation of the figures into Hong Kong dollars were made at the average rate of exchange for the year under review (US$1=HK$7.781). This information is only supplementary and is not required by any accounting standard and also does not represent Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards.

(b) Change in presentation format

The Group has elected to present its income statement by function of expense with effect from April 1, 2006. The Board considers that it is more appropriate for the Group to present the income statement by function of expense.

(c) Comparative figures

As a result of the changes in presentation currency for the preparation of its financial statements and the presentation format of the income statement, the comparative information has been reclassified to conform to the current year's presentation.

(d) Accounting policies

At the date of approval of these financial statements, the following new standards, amendments to standards and interpretations have been issued but are not effective for 2006/07 and have not been early adopted:

- HK(IFRIC) – Int 8, "Scope of HKFRS 2", effective for annual periods beginning on or after May 1, 2006
- HK(IFRIC) – Int 9, "Reassessment of embedded derivatives", effective for annual periods beginning on or after June 1, 2006
- HK(IFRIC) – Int 10, "Interim financial reporting and impairment", effective for annual periods beginning on or after November 1, 2006
- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after January 1, 2007
- Amendment to HKAS 1, "Capital disclosures", effective for annual periods beginning on or after January 1, 2007
- HK(IFRIC) – Int 11, "HKFRS 2 – Group and treasury share transactions", effective for annual periods beginning on or after March 1, 2007
- HKFRS 8, "Operating segments", effective for annual periods beginning on or after January 1, 2009
- HK(IFRIC) – Int 12, "Service concession arrangements", effective for annual periods beginning on or after January 1, 2008

The adoption of the above standards, amendments and interpretations in future periods is not expected to result in substantial changes to the Group's accounting policies.

2 Segment information

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

(a) Primary reporting format - geographical segments

The segment results for the year ended March 31, 2007 are as follows:

	Americas	Europe, Middle East and Africa	Asia Pacific (excluding Greater China)	Greater China	Corporate or unallocated	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Sales	4,119,481	3,056,723	1,833,243	5,580,757	-	14,590,204
Segment operating results	(27,538)	25,856	(1,278)	327,328	(137,891)	186,477
Finance income						26,329
Finance costs						(35,133)
Impairment of assets						(8,990)
Fair value change on warrants						(171)
Gain on disposal of investments and available-for-sale financial assets						17,348
Share of profits of associated companies						1,869
Profit before taxation						187,729
Taxation						(26,591)
Profit for the year						161,138

Note:

Segment operating profit/(loss) presented above include the impact of restructuring costs of US$11,794,000. The segment operating profit/(loss) before restructuring costs are: Americas (US$29,270,000); Europe, Middle East and Africa US$20,633,000; Asia Pacific (excluding Greater China) US$5,403,000; Greater China US$330,418,000, and corporate or unallocated (US$128,913,000) respectively.

The segment results for the year ended March 31, 2006 are as follows:

	Americas	Europe, Middle East and Africa	Asia Pacific (excluding Greater China)	Greater China	Corporate or unallocated	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Sales	3,961,491	2,771,157	1,671,538	4,871,565	-	13,275,751
Segment operating results	25,314	(45,359)	(11,083)	279,034	(128,466)	119,440
Finance income						24,229
Finance costs						(51,981)
Impairment of assets						(2,921)
Fair value change on warrants						(4,188)
Loss on disposal of available-for-sale financial assets						(630)
Share of profits of jointly controlled entities						138
Share of profits of associated companies						464
Profit before taxation						84,551
Taxation						(56,881)
Profit for the year						27,670

Note:

Segment operating profit/(loss) of Americas, Europe, Middle East and Africa and Asia Pacific (excluding Greater China) presented above include the impact of restructuring costs of US$69,584,000. The segment operating profit/(loss) before restructuring costs are: Americas US$52,356,000; Europe, Middle East and Africa (US$12,934,000); and Asia Pacific (excluding Greater China) (US$966,000) respectively.

(b) Secondary reporting format - business segments

	Personal Computer			Mobile		
	Desktop	Notebook	Total	Handset	Others	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
For the year ended March 31, 2007						
Sales	6,115,089	7,653,172	13,768,261	611,895	210,048	14,590,204
Capital expenditure			221,213	19,400	2,488	243,101
For the year ended March 31, 2006						
Sales	5,941,633	6,495,988	12,437,621	590,025	248,105	13,275,751
Capital expenditure			93,106	4,518	29,541	127,165
Total segment assets as at March 31, 2007			3,938,006	91,757	45,237	4,075,000
Total segment assets as at March 31, 2006			3,696,938	89,214	43,370	3,829,522

3 Other income/(expense) - net

	2007	2006
	US$'000	*US$'000*
Impairment of assets	(8,990)	(2,921)
Fair value change on warrants	(171)	(4,188)
Gain/(loss) on disposal of investments and available-for-sale financial assets	17,348	(630)
	8,187	(7,739)

4 Finance costs

	2007	2006
	US$'000	*US$'000*
Interest payable on bank loans		
and overdrafts	9,776	22,617
Dividend and relevant finance costs on convertible preferred shares	21,941	17,655
Others	3,416	11,709
	35,133	51,981

5 Profit before taxation

Profit before taxation is stated after charging the following:

	2007	2006
	US$'000	*US$'000*
Amortization of intangible assets	105,991	99,957
Depreciation expenses and amortization of prepaid lease payments	73,208	63,137
Staff costs (including amortization of share-based compensation of		
US$37,001,000 (2006: US$29,745,000))	959,425	846,038
Rental expenses under operating leases	35,309	20,163
Restructuring costs (net of reversal of unused provision) (note 12 (b))	11,794	69,584

6 Taxation

The amount of taxation in the consolidated income statement represents:

	2007	2006
	US$'000	*US$'000*
Current taxation		
Hong Kong profits tax	329	118
Taxation outside Hong Kong	39,575	112,110
Deferred taxation	(13,313)	(55,347)
	26,591	56,881

7 Dividends

	2007	2006
	US$'000	*US$'000*
Interim dividend, for the six months ended September 30, 2006, of HK2.4 cents (2006: HK2.4 cents) per ordinary share, paid on December 6, 2006	**27,454**	27,268
Proposed final dividend of HK2.8 cents per ordinary share (2006: HK2.8 cents)	**31,877**	31,930
	59,331	59,198

At a board meeting held on May 23, 2007, the directors recommended a final dividend of HK2.8 cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending March 31, 2008.

8 Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2006
Profit attributable to shareholders of the Company *(US$'000)*	161,138	22,210
Weighted average number of ordinary shares in issue for the purpose of basic earnings per share	8,625,392,946	8,814,015,717

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has four categories of dilutive potential ordinary shares: convertible preferred shares, share options, long-term incentive awards and warrants.

The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs for the year per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from the weighted average number of ordinary shares in issue for calculation of diluted earnings per share.

For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

For the long-term incentive awards, a calculation is done to determine whether the long-term incentive awards are dilutive, and the number of shares that are deemed to be issued.

	2007	2006
Profit attributable to shareholders of the Company *(US$'000)*	**161,138**	22,210
Weighted average number of ordinary shares in issue	**8,625,392,946**	8,814,015,717
Adjustments for share options, warrants and long-term incentive awards	**115,393,814**	161,031,852
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	**8,740,786,760**	8,975,047,569

9 Share capital

	2007		2006	
	Number of shares	*HK$'000*	*Number of shares*	*HK$'000*
Authorized:				
Ordinary shares	**20,000,000,000**	**500,000**	20,000,000,000	500,000
Series A cumulative convertible preferred shares	**3,000,000**	**27,525**	3,000,000	27,525
		527,525		527,525
	Number of shares	*US$'000*	*Number of shares*	*US$'000*
Issued and fully paid:				
Voting ordinary shares:				
At the beginning of the year	**8,517,920,623**	**27,301**	7,474,796,108	23,958
Issued during the year	**-**	**-**	821,234,569	2,632
Conversion from non-voting shares	**-**	**-**	110,635,946	355
Exercise of share options	**31,450,399**	**101**	111,254,000	356
Repurchase of shares	**(31,390,000)**	**(101)**	-	-
At the end of the year	**8,517,981,022**	**27,301**	8,517,920,623	27,301
Non-voting ordinary shares:				
At the beginning of the year	**375,282,756**	**1,203**	-	-
Issued during the year	**-**	**-**	921,636,459	2,954
Conversion into voting shares	**-**	**-**	(110,635,946)	(355)
Repurchase of shares	**-**	**-**	(435,717,757)	(1,396)
At the end of the year	**375,282,756**	**1,203**	375,282,756	1,203
Total issued and fully paid ordinary shares	**8,893,263,778**	**28,504**	8,893,203,379	28,504
Total issued and fully paid Series A cumulative convertible preferred shares	**2,730,000**	**3,211**	2,730,000	3,211

10 Non-current liabilities

	2007	2006
	US$'000	*US$'000*
Amount payable for marketing rights	18,123	29,002
Interest-bearing bank loans repayable within five years	100,000	100,000
Share-based compensation	11,019	14,006
Convertible preferred shares and warrants	317,495	346,852
Warranty provision	166,525	148,779
Retirement benefit obligations	102,948	145,987
Other non-current liabilities	72,948	28,960
	789,058	813,586

On May 17, 2005, the Company issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares in the Company for an aggregate cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the stated value of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Company or the convertible preferred shareholders at any time after the maturity date. The warrant holders are entitled to subscribe for 237,417,474 shares in the Company at HK$2.725 per share. The warrant will expire on May 17, 2010.

On November 28, 2006, amendment was made to the investment agreement whereby the right granted to the warrant holders, upon the exercise of warrants, to settle the payment of the exercise price by way of surrendering part of the warrants was cancelled and terminated. Accordingly, the warrants previously treated as a financial liability at a fair value of US$35,210,000 on the same day have been transferred to equity

11 Ageing analysis

(a) Ageing analysis of trade receivables at March 31, 2007 is as follows:

	2007	2006
	US$'000	*US$'000*
0-30 days	645,839	426,648
31-60 days	93,608	102,000
61-90 days	27,019	27,283
Over 90 days	70,642	55,045
	837,108	610,976
Provisions	(195,515)	(126,203)
	641,593	484,773

Customers are generally granted credit terms of 30 days. Credit terms for customers of the systems integration business normally ranging from 30 days to 180 days.

(b) Ageing analysis of trade payables at March 31, 2007 is as follows:

	2007	2006
	US$'000	*US$'000*
0-30 days	1,484,771	1,427,372
31-60 days	298,943	217,339
61-90 days	178,380	19,796
Over 90 days	15,112	18,664
	1,977,206	1,683,171

12 Provisions, accruals and other payables

Included in provisions, accruals and other payables are warranty provision, restructuring costs provision and provisions for other liabilities and charges as follows:

	2007	2006
	US$'000	*US$'000*
(a) Warranty		
At the beginning of the year	326,124	24,230
Provisions made during the year	410,356	409,713
Amounts utilized	(288,147)	(107,819)
	448,333	326,124
Long-term portion classified as non-current liabilities	(166,525)	(148,779)
At the end of the year	281,808	177,345
(b) Restructuring		
At the beginning of the year	69,584	-
Exchange adjustment	(460)	-
Provision made during the year	-	69,584
Amounts utilized	(44,059)	-
Unused amounts reversed	(19,420)	-
At the end of the year	5,645	69,584
(c) Battery recall		
Provision made during the year	23,750	-
Amount utilized	(15,057)	-
At the end of the year	8,693	-

During the year, the Group announced a voluntary recall of battery packs that shipped in some of the products. Under the arrangement with the supplier, the costs associated with the recall will be reimbursed by the supplier.

13 Business combinations

On April 30, 2005, the Group completed the acquisition of IBM PC Business under an asset purchase agreement dated December 7, 2004.

The total consideration for acquiring the IBM PC Business is approximately US$1,548 million, including cash, the Company's shares and related transaction costs.

Set forth below is a calculation of goodwill:

	US$'000
- Cash	693,728
- Direct costs related to the acquisition	73,540
- Fair value of shares issued	555,819
- Net working capital "true-up"	224,498
Total purchase consideration	1,547,585
Less: Fair value of net assets acquired	246,091
Goodwill	1,301,494

The major components of assets and liabilities arising from the acquisition are as follows:

	Fair value *US$'000*	Carrying value *US$'000*
Cash and cash equivalents	3,122	3,122
Property, plant and equipment	77,345	75,264
Intangible assets	621,690	-
Net working capital excluded cash	(345,117)	(345,117)
Non-current liabilities	(110,949)	(110,949)
Net assets acquired/(liabilities assumed)	246,091	(377,680)

In accordance with HKFRS 3, Business Combinations, the provisionally estimated fair values of assets and liabilities acquired on the acquisitions of IBM PC Business in 2005 were used for the preparation of the March 31, 2006 annual financial statements. The fair value exercise was completed during the year and additional goodwill of US$4 million was recognized.

Intangible assets acquired that have indefinite useful life are not subject to amortization. Certain acquired intangible assets are amortized over their useful lives ranging from three to four years.

The acquired tangible assets primarily comprised trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised trade payables and other current and non-current liabilities.

The goodwill is primarily attributable to the significant synergies expected to arise after the integration of the Group's existing business and the IBM PC Business acquired. The directors are of the view that there was no evidence of impairment of goodwill as at March 31, 2007.

Results

For the year ended March 31, 2007, the Group achieved a turnover of approximately US$14,590 million. Profit attributable to shareholders was approximately US$161 million during the year, representing an increase of US$139 million against US$22 million recorded last year. Basic earnings per share and diluted earnings per share were US1.87 cents and US1.84 cents, representing an increase of US1.62 cents and US1.59 cents respectively as compared with last year.

Segment Results

The Group has adopted geographical segments as the primary reporting format. Geographical turnover included Americas, EMEA (Europe, Middle East and Africa), Asia Pacific (excluding Greater China), and Greater China.

Capital Expenditure

The Group incurred capital expenditures of US$243 million during the year ended March 31, 2007, mainly for the acquisition of property, plant and equipments, completion of construction-in-progress projects and investments in the Group's information technology systems.

Liquidity and Financial Resources

At March 31, 2007, total assets of the Group amounted to US$5,449 million, which was financed by shareholders' funds of US$1,134 million, minority interests of US$1 million, and non-current and current liabilities of US$4,315 million. The current ratio of the Group was 0.87.

At March 31, 2007, cash and cash equivalents totaled US$1,064 million, of which 59.1 percent was denominated in US dollars, 20.3 percent in Renminbi, 4.6 percent in Euros, 3.9 percent in Japanese Yen, and 12.1 percent in other currencies.

The group adopts a conservative policy to invest the surplus cash generated in the operation. At 31 March 2007, 65.8% of cash are deposit in banks and 34.2% of cash are investment in liquid money market fund of investment grade.

Although the Group has consistently maintained a very liquid position, banking facilities have nevertheless been put in place for contingency purposes. At March 31, 2007, the Group had a US$400 million 5-Year Revolving and Term Loan Facility with syndicated banks, bearing interest at the London Interbank Offered Rate plus 0.52 percent per annum; and a US$100 million 5-Year Fixed Rate Loan Facility with a policy bank in China. These facilities were utilized to the extent of US$100 million at March 31, 2007.

The Group has also arranged other short-term credit facilities. At March 31, 2007, the Group's total available credit facilities amounted to US$2,502 million, of which US$476 million was in trade lines, US$291 million in short-term and revolving money market facilities and US$1,735 million in forward foreign exchange contracts. At March 31, 2007, the amount drawn down was US$104 million in trade lines, and US$896 million being used for the currency forward contracts.

At March 31, 2007, the Group's outstanding bank loan represented the term loan of US$100 million and short-term bank loans of US$28 million. When compared with total equity of US$1,134 million, the Group's gearing ratio was further reduced to 0.11 from 0.22 previous year. The net cash position of the Group at March 31, 2007 is US$936 million.

The net cash position of the Group as at March 31, 2006 and 2007:

	2007 US$ million	2006 US$ million
Cash and cash equivalents	1,064	1,005
Less: Bank loans	128	228
Net cash position	936	777

The Group adopts a consistent hedging policy for business transactions to reduce the risk of currency fluctuation arising from daily operations. At March 31, 2007, the Group had commitments in respect of outstanding foreign exchange forward contracts amounting to US$896 million.

The Group's foreign exchange forward contracts are either used to hedge a percentage of future intercompany transactions which are highly probable, or used as fair value hedges for the identified assets and liabilities. Any gain or loss on these contracts is offset by movements in the value of the underlying transactions or change in fair value of the identified assets or liabilities.

The Group issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregated cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the issue price of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date at May 17, 2012. The fair value of the liability component and equity component of the convertible preferred shares at March 31, 2007 amounted to approximately US$318 million and US$46 million respectively. The warrants will expire on May 17, 2010.

Contingent Liabilities

The Group had no material contingent liabilities at March 31, 2007.

Human Resources

At March 31, 2007, the Group had a total of approximately 25,100 employees, 19,300 of whom were employed in Chinese mainland, 2,000 in the U.S. and 3,800 in other countries.

The Group implements remuneration policy, bonus and long-term incentive schemes with reference to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

BUSINESS REVIEW

In the second year after the acquisition of IBM's personal computer business, Lenovo focused its efforts on taking the necessary steps to grow its business faster than the industry as well as driving its global operational efficiency. The four key initiatives that the management team put forward last year (rolling out the transaction model, improving its global supply chain, enhancing desktop competitiveness, and building its brand) started to bear fruit, which provided a solid foundation for the Company's sustained profitable growth.

Lenovo had solid achievements during the 2006/07 fiscal year. The Company continued to maintain and grow its number-one market share in China. Lenovo's performance outside of China began to stabilize as the Company both rolled out its transaction model into global markets successfully and strengthened its relationship model. Lenovo also saw improvement in supply chain cost competitiveness, serviceability and efficiency, and progress in its desktop computer business. At the same time, the Company's highly visible brand promotion programs and marketing campaigns significantly increased Lenovo brand awareness around the world.

For the fiscal year ended March 31, 2007, Lenovo's consolidated turnover increased 9.9 percent year-on-year to approximately US$14,590 million. (The prior year figure contains only 11 months' contribution from the PC business acquired from IBM.) The gross profit margin for the year was 14.0 percent (2005/06: 14.0%). With steady improvement in the second half of the fiscal year, the Company's profit before taxation (excluding the cost of strategic restructuring actions) increased significantly by 29 percent to US$200 million. Profit attributable to shareholders totaled US$161 million, up 626 percent from US$22 million the previous year.

Performance of Geographies

The robust demand for notebook computer and growth in consumer, small business, and emerging markets drove the worldwide PC market shipments to increase 10 percent during the 2006/07 fiscal year. Lenovo's worldwide PC shipments increased 12 percent during the same period. The Company gained 0.2 percentage points in worldwide market share, accounting for approximately 7.4 percent and ranking number three for the year ended March 31, 2007.

Greater China – Accounted for 38 percent of Lenovo's overall revenue during the 2006/07 fiscal year (2005/06: 36%). The Company further strengthened its leading position in China by achieving 24 percent year-on-year growth in PC shipments. Lenovo's market share in China reached a new height of 34.6 percent in the 2006/07 fiscal year, representing a gain of 0.6 percentage points over the Company's record made last year. Lenovo's continued robust growth in Greater China demonstrated the effectiveness of its dual business model combined with its operational efficiency, which enables the company to respond to market requirements more quickly and to offer a strong product mix to customers across regions and segments.

Americas – Accounted for approximately 28 percent of the Company's revenue during the 2006/07 fiscal year (2005/06: 30%). The Company's performance in this geography was impacted by weaker enterprise market demand and its relatively low penetration in the higher growth segments, small- and medium-sized business (SMB) and consumer segments. Lenovo has taken significant actions to address these challenges by enhancing its sales execution to large enterprise customers during the year. It successfully completed the transition of all sales coverage from IBM in January 2007. To expand its coverage into the SMB segment, Lenovo began rolling out the transaction model in the Americas during the 2006/07 fiscal year.

Europe, Middle East and Africa (EMEA) – Contributed approximately 21 percent to the Company's revenue during the 2006/07 fiscal year (2005/06: 21%). The market demand in EMEA was driven primarily by the growth in consumer and small business segments as well as emerging markets throughout the region. Lenovo's overall market share in EMEA was impacted as the Company's presence in high growth segments was very limited in the first half of the fiscal year. Still, amid a highly competitive environment, Lenovo was able to achieve improvement on gross margin through a strict focus on margin management. The rollout of the transaction model in EMEA helped drive growth of the geography. Lenovo saw share gain in the notebook market of Germany, the first EMEA country to adopt the transaction model.

Asia Pacific (excluding Greater China) – Accounted for approximately 13 percent of the Company's revenue during the 2006/07 fiscal year (2005/06: 13%). Lenovo's performance in this geography was boosted by strong performance in India and the ASEAN countries but partially offset by negative growth in Japan's PC market. Lenovo saw growth in relationship sales in all the countries in the geography, except for Japan, where corporate demand was weak. The rollout of the transaction model in Asia Pacific has been successful. This was aided by the successful launch of Lenovo 3000 consumer products in India and ASEAN countries as well as the rapid expansion of channel partner network. These actions contributed to higher-than-market growth in unit shipments for the year.

In India, Lenovo achieved nearly 30 percent growth in PC shipments, higher than market average during the 2006/07 fiscal year. During that same period, Lenovo's brand awareness level in India doubled to over 70 percent.

Performance of Product Groups

One of Lenovo's key initiatives during the 2006/07 fiscal year was to expand its product line to better serve the SMB and consumer markets outside of China. At the same time, the Company continued to upgrade its existing product portfolio by featuring cutting edge technologies and working closely with technology partners like Intel and Microsoft to launch the latest products and services. In the 2006/07 fiscal year, Lenovo made significant progress in achieving its objectives to deliver the best-engineered PCs and an unrivaled ownership experience for its customers.

Notebook Computers – Accounted for approximately 53 percent of Lenovo's total revenue in the 2006/07 fiscal year (2005/06: 49%). Lenovo ranked fourth in the worldwide commercial notebook market. The Company's efforts to expand into SMB and consumer markets outside of China enabled it to achieve a higher-than-market growth in the fourth quarter of the fiscal year. In China, Lenovo continued to be the leading brand and commanded a share of 32.3 percent of the notebook computer market

Desktop Computers – Accounted for 42 percent of Lenovo's total revenue during the 2006/07 fiscal year (2005/06: 45%). Lenovo's share of the worldwide desktop computer market increased by 0.2 percentage points year-on-year to approximately 7.5 percent. Lenovo accounted for 36.3 percent of the desktop computer market in China. The profitability of the Company's desktop business outside China also saw solid improvement.

In the past year, Lenovo completed two initiatives to simplify and strengthen its global desktop computer business. First, the Company relocated the worldwide desktop team to be closer to its manufacturing operations in China. Second, the Company successfully integrated the Lenovo brand and ThinkCentre desktop product lines to simplify the desktop portfolio and unify the product platform. The Company reduced the number of desktop machine models by almost half, significantly reducing manufacturing complexity and cost.

Mobile Handsets - Contributed approximately 4 percent to Lenovo's total revenue during the 2006/07 fiscal year (2005/06: 4%). Lenovo delivered a 28 percent year-on-year increase in its mobile handset shipments, and continued to hold its number four ranking in China's mobile handset market, accounting for approximately 6.5 percent of that market. The growth of China's mobile handset market during the 2006/07 fiscal year was largely driven by the expansion of the ultra-low price segment as a result of the bundling efforts of telecom service carriers. The relatively low exposure of Lenovo mobile handsets in this segment and the entry of more market players resulted in lower unit shipment growth of Lenovo mobile handsets.

FUTURE PROSPECTS

Lenovo's aspiration is to grow faster and more profitably than the industry by providing the best engineered PCs and unequaled ownership experience for its customers. This aspiration reflects the Company's beliefs that growth is critical and delivering unequaled customer experience is the basis on which Lenovo differentiates itself against the competition.

To realize this aspiration, Lenovo is pursuing a strategy that builds upon its strengths and pursues market opportunities where it believes it can win. Lenovo formulated its strategy through an examination of its capabilities and where it can capture market opportunities. Over the next few years, the main growth drivers in the worldwide PC market are expected to be the notebook, SMB, consumers and emerging markets, particularly China.

In the 2007/08 fiscal year, the Company will continue to focus on driving global operational excellence. It will continue to leverage its leadership position and proven competitive strengths in China, and in the large enterprise customer segment outside of China. At the same time, it will drive new growth by expanding its product portfolio and moving more quickly and more deeply into the SMB and consumer segments outside of China as well as other emerging markets.

Implement Key Strategic Initiatives

Lenovo's strategy requires that all parts of the organization to work together to achieve a collective goal. This is accomplished by aligning the entire company behind core strategic initiatives aimed at implementing key elements of our strategy. Lenovo's significant progress against the four strategic initiatives has provided a solid start in transforming the

Company into a more competitive player in the worldwide PC market. However, there is more to be done on the following areas during the 2007/08 fiscal year.

Roll-out of the Transaction Model Worldwide – Transaction model sales accounted for approximately 32 percent of the Company's PC sales outside of Greater China in 2006/07 fiscal year. Despite the initial success of the roll-out, the overall impact is small since the transaction model was applied only in China and a small number of other countries. Lenovo's challenge in 2007/08 fiscal year is to expand the roll-out of the transaction model to additional countries in Europe (including Eastern Europe), and to complete the roll-out in the United States. It also plans to introduce the transaction model to Japan and Latin America during the year. These actions will position Lenovo to participate more broadly in the higher growth segments in those countries.

Expand Relationship Model - Serving the relationship customers has been a core Lenovo strength but the Company needs to continue to build on that strength for future growth. With the completion of the phased transition of global sales support from IBM's sales team to Lenovo's sales team in January 2007, Lenovo has now taken full responsibility for customer relationships with its PC sales. Looking forward, Lenovo will focus on re-establishing closer ties to its customers and exploring opportunities to grow this business and its profitability further while Lenovo will remain IBM's preferred PC provider.

Improve Global Supply Chain – Lenovo has brought on board industry experts and introduced operating processes to reduce supply chain cost by driving manufacturing optimization, improve the management of materials and service parts, and enhance procurement and supplier relationships. The team has embarked on a series of actions to reduce product complexity, manage parts availability, and improve logistics performance, which the Company believes will further enhance service time and cost in the 2007/08 fiscal year.

Enhance Desktop Competitiveness – The successful integration of the desktop business will continue help drive improvement of Lenovo's desktop business. The Company will further integrate its product line, and simply operation to reduce cost. Further improvement on the end-to-end supply chain will also benefit desktop business.

At the same time, Lenovo will ensure the competitiveness of its desktop offerings with quick time-to-market in applying new technology in its products. It will leverage the launch of Microsoft's Vista operation system to drive growth, in particular for consumer market.

Extend Notebook Leadership – Lenovo will continue to deliver its value proposition of total cost of ownership through ThinkPad's design and quality innovations as well as its ThinkVantage Technologies. Its ThinkPad Tablet is also a strong growth driver. The launch of the Lenovo 3000 notebook computer has gained traction among consumer and SMB segments for whom it was designed. The Company will leverage its award-winning notebooks for those markets in China to further expand its dominant position there and grow the Lenovo 3000 notebook family outside of China.

Building the Brand Worldwide – In the 2007/08 fiscal year, Lenovo will further boost its brand awareness through a new brand advertising campaign and more high visibility sponsorship activities. Lenovo became the worldwide sponsor of the Olympic Torch Relay in late April 2007. The Lenovo-designed torch, "The Cloud of Promise", was chosen from more than 300 competitor themes and will be carried by torchbearers to 20 countries around the world preceding the Beijing 2008 Olympic Games.

In addition to the Olympics, Lenovo will continue to leverage its alliance with the National Basketball Association (NBA), the Williams Formula 1 racing team, and other prominent national sports teams to increase visibility.

Drive New Growth Opportunities

Driving revenue growth is critical for Lenovo to win in the PC industry. In addition to the above strategic initiatives aimed at addressing immediate needs, Lenovo also has plans to expand its product offerings to fuel more growth.

Consumer PC – Consumer market is a critical area for growth in the worldwide PC industry. Lenovo's leadership position in the Chinese consumer market is well established. It has seen success in applying its consumer model in India and ASEAN countries and now plans to leverage that knowledge base globally.

A new business unit was created in March 2007 to position Lenovo to be the fastest-moving, most efficient consumer organization possible.

Lenovo Services – The Lenovo Services business unit was set up in August 2006 to unite all aspect of customer service globally. Customer satisfaction is a key goal for Lenovo, and this new unit deepens the commitment to delighting customers with every services engagement, while driving down the warranty cost and growing sales of extended warranties.

Software & Peripherals – By increasing the attach rates of software and peripherals, Lenovo can realize higher revenue and profitability. Lenovo will continue to optimize its portfolio of offerings and expand its routes to market. It will drive additional growth in the 2007/08 fiscal year from initiatives in China and point-of-sale upgrades with business partners and direct customers.

Mobile Handsets - Lenovo will focus on the mid- to high-price bands with improvement on product competitiveness to drive growth and profitability during the 2006/07 fiscal year. Lenovo's mobile handset business will continue to improve its operational efficiency with specific efforts to improve time-to-market in product development and demand/supply planning. It will continue its effort to prepare 3G handset products and research in new technology such as mobile TV to pave for near-term development.

Workstations & Servers – Workstations represent an adjacent space that Lenovo can successfully pursue by leveraging its core PC strengths. Lenovo has a mid-size server business in China, and the Company plans to pursue options to increase its position as well as participate in the global market for servers.

Increase Global Operational Efficiency

As Lenovo operates in an intensely competitive global marketplace, it needs to continue to grow and make more efforts to address its expense-to-revenue ratio in order to remain competitive. The restructuring actions that Lenovo took in March 2006 were completed according to plan and have delivered significant traction. The Company announced in April 2007 further actions which are the result of a thorough analysis of both Lenovo's global operations and current PC market conditions. These actions will streamline processes and consolidate Lenovo's expertise across the globe, enabling the Company to re-direct savings to meet customer needs more efficiently and operate more competitively.

PROPOSED DIVIDEND

The Board recommended the payment of a final dividend of HK2.8 cents per ordinary share (2006: HK2.8 cents). Subject to shareholders' approval at the forthcoming annual general meeting, the final dividend will be payable on Friday, July 27, 2007 to the shareholders whose names appear on the Register of Members of ordinary shares of the Company on Friday, July 20, 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of ordinary shares of the Company will be closed from Monday, July 16, 2007 to Friday, July 20, 2007, both dates inclusive, during which period, no transfer of ordinary shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar not later than 4:00 p.m. on Friday, July 13, 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company purchased 31,390,000 shares of HK$0.025 each in the capital of the Company at prices ranging from HK$2.20 to HK$2.99 per share on The Stock Exchange of Hong Kong Limited.

Month/Year	Number of shares repurchased	Highest price per share	Lowest price per share	Aggregate Consideration paid (excluding expenses)
		HK$	*HK$*	*HK$*
June 2006	15,390,000	2.45	2.20	35,698,500
March 2007	16,000,000	2.99	2.78	46,428,820

The repurchased shares were cancelled and accordingly, the issued share capital of the Company was diminished by the nominal value thereof. The premium payable on repurchase was charged against the share premium account of the Company.

During the year, the trustee of the Long Term Incentive Program purchased 236,210,000 shares from the market for award to employees upon vesting. Details of the program will be set out in the 2006/07 Annual Report of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

IBM CEASED TO BE A CONNECTED PERSON

As at the date of this announcement, IBM is interested in approximately 8.82% of the existing issued ordinary share capital (comprising ordinary voting shares and ordinary non-voting shares) and approximately 4.80% of the existing issued ordinary share capital (comprising ordinary voting shares only) of the Company. Because IBM's shareholding interest in the Company is below 10% of the issued ordinary share capital of the Company, it has ceased to be a connected person of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

CODE ON CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with all the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") sets out in Appendix 14 to the Listing Rules except for the deviation under Code A.4.1.

Code A.4.1 of the CG Code stipulates that non-executive directors should be appointed for a specific term. Non-executive directors of the Company do not have a specific term of appointment. However, non-executive directors are subject to the requirement to retire by rotation at annual general meetings under the Company's Articles of Association accomplishing the same purpose as a specific term of appointment.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has been established since 1999 with responsibility of assisting the Board in providing an independent review of the accounts and internal control system. It acts in accordance with the Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings.

The Audit Committee of the Company has reviewed the annual results for the year ended March 31, 2007. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

By order of the Board
Yang Yuanqing
Chairman

Hong Kong, May 23, 2007

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing and Mr. William J. Amelio, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Ms. Ma Xuezheng, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

END